April 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Funds Series Trust
Registration Statement on Form N-14
(File No. 333-236644)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of April 15, 2020, or as soon thereafter as practicable.

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Sincerely,

COLUMBIA FUNDS SERIES TRUST

By: /s/ Christopher O. Petersen

Name: Christopher O. Petersen

Title: President